Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

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GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy
EVENT DATE/TIME: MAY 31, 2016 / 02:00PM GMT

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

CORPORATE PARTICIPANTS

Lori Wright Great Plains Energy Incorporated - VP Corporate Planning, IR and Treasurer, Great Plains Energy and KCP&L

Terry Bassham Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Mark Ruelle Westar Energy, Inc. - President and CEO

Kevin Bryant Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

CONFERENCE CALL PARTICIPANTS

Julien Dumoulin-Smith UBS - Analyst

Greg Gordon Evercore ISI - Analyst

Steve Fleishman Wolfe Research - Analyst

Chris Turnure JPMorgan - Analyst

Charles Fishman Morningstar - Analyst

Brian Chin BofA Merrill Lynch - Analyst

Paul Ridzon KeyBanc Capital Markets - Analyst

Brian Russo Ladenburg Thalmann - Analyst

Ali Agha SunTrust Robinson Humprey - Analyst

Larry Long JPMorgan - Analyst

Mitchell Moss Lord Abbett - Analyst

Ashar Khan Visium Asset Management - Analyst

Andy Levi Avon Capital - Analyst

Michael Goldenberg Luminus - Analyst

Vedula Murti CDP Capital - Analyst

John Alli Castleton Investment Management - Analyst

Mario Gabelli Gabelli & Co. - Analyst

Sachin Shah Albert Fried & Company - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Great Plains Energy corporate conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. (Operator Instructions). As a reminder, this conference is being recorded. I will now turn the call over to your host, Lori Wright. Please go ahead.

Lori Wright - Great Plains Energy Incorporated - VP Corporate Planning, IR and Treasurer, Great Plains Energy and KCP&L

Thank you, Stephanie, and good morning, everyone. We appreciate you joining us this morning. We are pleased to be here today at the Westar Energy corporate headquarters in Topeka, the state capital of Kansas. With us this morning are Terry Bassham, President and Chief Executive Officer of Great Plains Energy; Mark Ruelle, President and Chief Executive Officer of Westar; and Kevin Bryant, Senior Vice President and Chief Financial Officer of Great Plains Energy. Other members of the Great Plains Energy and Westar teams are also with us and will be available for the question-and-answer portion of today’s call.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

I must remind you that the inherent uncertainties in any forward-looking statements in our discussion this morning. Slide 2 and its disclosure and our SEC filings contain a list of some of the factors that could cause future results to differ materially from our expectations.

With that, I will hand the call over to Terry.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Thanks, Lori, and good morning, everybody. I’m sure you’ve seen from our news release this morning Great Plains Energy and Westar Energy have entered into a definitive agreement, calls for Great Plains Energy to acquire Westar in a combined cash/stock transaction.

On our call this morning, I will discuss the compelling strategic rationale for the combination. Mark will highlight the benefits to Westar, and Kevin will provide a high-level financial summary. Then I will walk through the expected timeline for approvals along with some closing comments.

Turning to slide 4 of the presentation, Great Plains Energy will acquire Westar for a total consideration of $60 per share, 85% cash, 15% in Great Plains Energy stock. Combining our two companies will create a leading Midwest electric utility better positioned to provide sustainable, reliable, low-cost energy.

We recognize this is a large transaction for our Company. Combination of Great Plains and Westar clearly makes And the savings and efficiencies that will result creates a company capable of delivering more sustainable near- and long-term shareholder value through improved earned return and increased access to attractive rate-based growth opportunities. Our complementary operations [technical difficulty] service territories and shared ownership [technical difficulty] provide many opportunities to create a stronger, more efficient company.

Once combined, we will have more than 1.5 million customers in Kansas and Missouri and almost $14 billion in rate base. The combined Company will be larger and more diverse, with a combined generation fleet position for increased flexibility to meet future environmental and renewable requirements. In fact, the combined generation portfolio will [technical difficulty] 13,000 megawatts generation capacity [technical difficulty] one of the largest plant portfolios in the United States.

Over the last 10 years, we have grown our business through targeted rate-based growth and disciplined cost management. However, we have also been opportunistic, and logical, strategic growth possibilities have arisen. These instances have used specific criteria to evaluate opportunities with a high level [technical difficulty] given our efficient growth, strength [technical difficulty] of our base business. This combination with Westar represents a unique opportunity to deliver dependable, long-term returns for shareholders. We expect the transaction [technical difficulty] to earnings-per-share growth to our standalone plan in the first full calendar year after closing, and we anticipate significantly increasing earnings accretion annually thereafter.

We take pride in maintaining a solid credit profile. Both companies have proven track records of conservative financial policies, robust combined liquidity and improving credit capacity in the near term. Combined company’s benefit from operating scale and a stronger long-term cash flow profile. Our acquisition financing [technical difficulty] reinforces this commitment for solid investment-grade rating [technical difficulty] specifics of our financing plan in a few moments.

Now I’d like to express my thanks to Mark and his team, the Westar Board of Directors, for tremendous effort, cooperation and professionalism they displayed in making this combination possible. Mark, you’ve been a great partner over the years to our joint ownership and generating abilities. I appreciate the collaboration and work through this process. I am pleased to be working with you side-by-side to the closing.

Now I will turn the call over to Mark.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Mark Ruelle - Westar Energy, Inc. - President and CEO

Thanks, Terry. Good morning, folks. Thanks for dialing in. We are pleased with this transaction on so many levels. I’ll get right to the point and I’ll stay brief.

The transaction fulfills everything that we’ve been saying about the subject of M&A. That is, the consolidation will continue, that eventually size matters, considering when to be a consolidator [technical difficulty] consolidated companies have to pick a line. Ours, as I have said many times, unlikely to be that of a seller [technical difficulty].

The benefits for our shareholders are obvious and straightforward. Deal valued at $60, 85% or $51 in cash, and 15% or $9 in Great Plains stock, with the stock value protected by a plus or minus collar. Although with such a small portion being in stock, that doesn’t leave much question about value for Westar.

We have customary protections for Westar and motivations for all the parties to get to the finish line quickly. Great Plains has also stepped up and made the right commitments to our employees and our communities, and we have got a straightforward path to get regulatory approval. Importantly, this gives our customers, many of whom are also Great Plains shareholders — I’m sorry — gives our shareholders, many of whom are also Great Plains shareholders, a substantial continuing equity interest in what will now be one of the largest pure-play, vertically integrated electric utilities in the nation, produced by combining the two largest electric utilities in [technical difficulty]. We like the earnings outlook, the solid investment-grade profile and the growth prospects of this new, much larger entity.

This new Company will be much better positioned as a more efficient way to produce and deliver electricity, and maintain excellent customer service, than either of us could do independently.

Before I turn things back over, let me just thank you for your patience amidst all the rumors these past couple of months. It’s taken a lot of work to get to this point. I would also like to thank Terry and the Great Plains team for the hard work and commitment it took to get here together today.

With that, let me turn it back to Terry to walk you through the strategic (inaudible) transaction.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Thanks, Mark. I look forward to working together to get this wrapped up.

Turning to slide 5, as Mark touched on, each of our companies have a solid reputation [technical difficulty] providing reliable, cost-effective service to our customers. Over time, the combined [technical difficulty] operating platform of best practices of both organizations will provide continued long-term operating and service efficiency benefits for shareholders and customers. The transaction is expected to reduce nonfuel O&M as compared to our standalone plan. Although we have only just begun to understand these opportunities, much more detailed integration plan to complete, we expect savings [technical difficulty] comparable prior [technical difficulty] the transaction.

At the risk of stating the obvious, the combination will [technical difficulty] diversify our regulated jurisdiction by expanding our strategic presence [technical difficulty] significantly increase the combined company’s ability to more aggressively pursue investment, attractive transmission assets.

We both take great pride in having operated in Kansas for over 100 years. Throughout this history, Kansas has been critical to the success of our organizations. We have developed strong relationships with bank holders throughout the state, combined with our existing partnership [technical difficulty] ability and [technical difficulty] generating station. Together, we are uniquely positioned to create long-term value for shareholders, customers and all of our stakeholders.

As I mentioned earlier, we project the acquisition will be neutral to our earnings per share in the first full calendar year of operations to be significantly accretive thereafter. The expected long-term earnings growth target of the combined Company will be better than either company on a standalone basis, 6% to 8%, driven by improved returns and increased investment flexibility. A long-term dividend growth target of the combined Company [technical difficulty] 5% to 7%, payout ratio 60% to 70%.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Importantly, we remain active partners [technical difficulty]. We expect the combined Company will maintain its levels of community involvement and charitable contributions. We will continue to be active in making positive and meaningful impact on people and the community [technical difficulty].

Turning to slide 6, you can see in the graphics some of the obvious motivators behind our strong interest in this combination. Significant diversification in terms of customers, rate base, generation mix that will be achieved through the transaction [technical difficulty].

With that, I’ll turn it over to Kevin to talk about the high-level financial [technical difficulty].

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Thanks, Terry, and good morning, everyone. On slide 7, you’ll find a summary of key financial terms of the transaction. Great Plains Energy has offered to purchase Westar [technical difficulty] $60, comprised of $51 in cash and the remainder in Great Plains Energy common stock. The stock component includes a 7.5% collar that provides Westar shareholders with significant value certainty between transaction signing and closing.

We have agreed to acquisition consideration that implies 85% cash consideration for Westar’s equity. We will fund the cash portion of the consideration with a combination of debt and equity securities, which will result in permanent financing of approximately 50% debt and 50% equity. We have a range of equity product and execution alternatives available to us, including common equity and mandatory convertible preferred securities which provide us strong market access and flexibility.

As we have announced, $750 million of mandatory convertible preferred has already been committed by the Ontario Municipal Employees Retirement System that gives us a jump start on derisking our financing plans. We will continue to evaluate the timing and mix of permanent financing to both minimize risk and optimize overall execution and pricing. That said, we are committed to a strong investment-grade balance sheet and have contemplated our permanent financing to achieve that key objective.

No further financing for the transaction is expected to be required. And following transaction approval, we expect to be cash-flow-positive on an annual basis in the first full year of combined operations. And we expect this transaction to be largely credit-neutral at the holding company, with no impact on any of our regulated electric utilities.

As Terry mentioned, we will continue our current dividend policy which calls for a targeted 5% to 7% annual increase in the dividend, and expect the projected payout target for the combined Company will remain 60% to 70% of earnings.

And I’ll say it again because it bears repeating: we expect the transaction to be neutral to earnings per share in the first And that the long-term compounded annual EPS growth target for the combined Company of 6% to 8% annually will be higher than either company’s growth rate on a standalone basis.

Lastly, we are honored at having the opportunity to work with Mark and the dedicated employees at Westar. You have my commitment that we will work tirelessly to exceed your expectations in delivering dependable shareholder returns while making the right investment on behalf of our customers.

And with that, I will turn the call back to Terry.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

All right. Thanks, Kevin. Turn to page 8, look at the approval timeline. We plan to make the required regulatory filings during June and July of 2016 and anticipate a closing of the transaction in spring of 2017. In addition, both companies will seek shareholder approval later this year.

It goes without saying that we have a lot of work to bring this transaction to close, but our management team is committed to working as expeditiously as possible to get to day one. We are also committed to ensuring that we continue to provide our expected high-quality customer service and reliability as we work through the approval and transition process.

With that in mind, in the near term both companies intend to move forward with their existing regulatory filing plans. As a reminder, KCP&L’s Greater Missouri operations, or GMO, has a general rate case in process, and KCP&L plans to file a general rate case in Missouri in the second half of 2016. KCP&L also plans to file an abbreviated rate case in Kansas in November 2016, and Westar intends to file an abbreviated rate case in Kansas in October 2016. We do not anticipate that any of these filings will be impacted by the transaction.

In conclusion, we believe this combination will create a premier regional utility with superior service and competitive rates for years to come. Benefits to all of our stakeholders from the customers and communities we serve to the people we employ and the shareholders that count on us to create value are clear, achievable and compelling. As Kevin mentioned, we are absolutely committed to delivering on each one of these fronts.

Now I’ll open it up for questions on the call.

QUESTION AND ANSWER

Operator

(Operator Instructions). Julien Dumoulin-Smith, UBS.

Julien Dumoulin-Smith - UBS - Analyst

Good morning and congratulations. A couple quick questions here. First, just thinking through Missouri, how are you thinking about any potential impact to the authorized capital structure there, if you could comment?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

We don’t see any change in authorized capital structure of our operating utilities, just the holding company acquisition. And so we don’t see that having an impact.

Julien Dumoulin-Smith - UBS - Analyst

Got it. So, no look-through to the holding company’s leverage.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

No; that’s not legal precedent in Missouri.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Julien Dumoulin-Smith - UBS - Analyst

Got it. All right. Great. Thanks for settling that one. And then turning to the growth rate, can you bifurcate between the rate-based CAGR and the underlying earned ROE improvement; maybe an emphasis? What is the rate-based CAGR that you would emphasize here, and how do these growth opportunities differ from what was kind of the standalone plans, respectively? Is there anything you would like to emphasize?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I’ll get that one. From a Great Plains Energy perspective, our standalone rate-based growth target is in the 2% to 3% range. I think Westar’s was a little bit higher than that, in the 4%ish — 4% to 5% range. So we would expect kind of an aggregate rate-based growth in that 3% to 4% target area.

But as we look at this transaction, it’s both a combination of rate-based growth and the efficiencies that Terry mentioned that are logical, based on the combination that really drives the improved earnings [technical difficulty].

Julien Dumoulin-Smith - UBS - Analyst

Got it. Through what period is this fixed date?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Through 2020.

Julien Dumoulin-Smith - UBS - Analyst

Got it. Excellent. And then the last one: what is the pro forma FFO to debt that you’re thinking about? Obviously, layering in a few assumptions there, but how are you thinking about it from an agency perspective?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I’ll speak to the agencies’ thresholds where, for our credit rating, they kind of look to the bottom of the range, in the 13% to 14% range. So certainly we target our financing plan to make sure we have strong investment-grade credit ratings consistent with those criteria.

Julien Dumoulin-Smith - UBS - Analyst

Consistent with 13% to 14% (inaudible).

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Correct.

Julien Dumoulin-Smith - UBS - Analyst

Got it. Excellent. Thank you. I’ll get back in queue. All the best.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Operator

Greg Gordon, Evercore ISI.

Greg Gordon - Evercore ISI - Analyst

Congratulations, guys. I know that you are obviously geographically contiguous. You run several power plants, own several power plants together. So there should be some robust opportunity to become more efficient, to avoid having to raise rates at as dramatic pace for customers; therefore, make the deal work for both investors and constituents.

But you talk about cost savings in line with the other (inaudible) transactions and also versus your prior experience. Presuming you’re talking about the Aquila deal, what percentage of the O&M of the company do you think over time you can either cut, or what percentage growth do you think you can knock off normal inflationary expectations? And how quickly does that start to kick in based on your understanding and experience having gone through this before?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Based on our experience with Aquila, you’ve got some initial savings that you have just based upon the kind of redundancies that occur having two companies. And then through the approval process we create transition teams to work on other savings that can occur. As you do things like supply-chain combinations, things like that, obviously you have to get that place. It takes a little time for that to develop. So it’s not just an initial improvement; it is also an improving efficiency over time that we will be looking for. And through the Aquila process we had some initial numbers, but over the five-year period it generated over and above our expectations that we’ve talked about in the initial filings there.

Greg Gordon - Evercore ISI - Analyst

And do you think that because you are geographically contiguous that over time you will be able to run the businesses and provide reliable and safe service to customers with fewer heads, just being able to rotate crews around the different power plants, have fewer crews for transmission mile and distribution mile and still provide the same level of service? Is that another way to think about it?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Absolutely. You described it well. When it’s all said and done, we are kicking up an additional geographic area, so there will certainly be additional headcount from our perspective as our current company would be. But as we move forward together, there’s lots of opportunities on how you combine those things and provide that service in a way that reduces headcount overall.

We look for the ability to do that over time. One of the things about our companies is we both have attrition in the 4% to 5% range. And we were able through the Aquila process to do that over time in a way that really helps the culture and the delivery of that service by the team [technical difficulty] work together to get that done.

Greg Gordon - Evercore ISI - Analyst

Every utility seems to have a fairly robust portion of their cohort that’s aging. So, we are not talking about forced retirements here. Just over time you can run the business leaner, right?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

We will see how it goes. I know better than to never say never. But our plan is certainly to use that attrition [technical difficulty] backfill jobs and look for opportunities to get more efficient to do that, and not have to have some large staging of that. But certainly we will — we have got a duty to deliver on our commitments and our return. We expect to be firm in that work.

Greg Gordon - Evercore ISI - Analyst

All right. Thank you, guys. Congrats. I’ll get back in the back of the queue if I have any more.

Operator

Steve Fleishman, Wolfe Research.

Steve Fleishman - Wolfe Research - Analyst

A couple questions. First, did you get kind of a rating agency pre-look on this deal and ratings confirmed through that?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

I would say we are very confident in our work around what we know about the rating agencies’ metrics, that we have got a solid plan.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes, Steve, I would just reinforce we are very committed to credit quality, and we certainly wouldn’t take any actions that we felt would jeopardize our credit standing.

Steve Fleishman - Wolfe Research - Analyst

Okay. And then realistically, with the convert that you are already issuing, how much of this $2.2 billion could be additional converts? Like, how much room do you really have for that?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

We believe — we’ve done a lot of work on this point, Steve, working with our advisor to kind of understand the depth and access of the equity market. And we believe that both in the common space as well as kind of this convertible preferred, that qualifies for 100% equity credit, which is consistent with our focus on credit. We think the market has deep access and that we can readily access that market to achieve the equity portion of our financing plan. So the incremental amount would be in addition to the $750 million that we have raised from (inaudible) prior to the deal being announced.

Steve Fleishman - Wolfe Research - Analyst

Okay. And I guess questions on the shareholder vote, what percent of your — what are the terms of your shareholder vote on the deal?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

We got two on the Great Plains Energy side. We have got two — one is that we are issuing more than 20% of our outstanding, which is a 50% of the vote requirement. And we have to authorize (inaudible) shares above and beyond our current observation that is 50% of [technical difficulty].

Steve Fleishman - Wolfe Research - Analyst

Okay, so you need both of those?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Yes.

Steve Fleishman - Wolfe Research - Analyst

And those would both be done kind of at the same time after the proxy is out?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Yes.

Steve Fleishman - Wolfe Research - Analyst

Okay. And then just at a high level, Terry, most — we’ve seen a lot of deals for small to midsize utilities at very large premiums for the companies, including where Westar got here. So I would be curious kind of how you thought of this being preferable to selling at a big premium. Or was that really not on the table for your Company?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

I would never say that us not being on the table for a sale is something that we would say. But obviously once Westar started their process, it was an opportunity that we thought was important to participate in. We’ve always thought that, regardless of who was the buyer and who was the seller, the combination of these two companies would make a much better company. And the fact that we know each other so well, we have our contiguous territory share assets, we are very confident in our ability to do this.

So, having said that, certainly we understand that this is a large transaction. And so we had to have our priorities. We had to identify our limitations. We had to understand what makes sense for us. And so we looked at three basic things. We looked at what kind of Company we’re going to create for not only the near term but the long-term sustainable delivery of shareholder value.

And it had be attractive in terms from a shareholder perspective on several fronts. First, we thought and clearly believe we’ve got better growth We talked about that. Better efficiency opportunities because of who we are. Strong credit We absolutely believe that we have to have a strong credit rating, and it has to be meaningfully accretive, and all that has to be executable. Those were kind of the way we looked at it. And in the end, it’s a competitive process, and we were able to meet that criteria and win the process.

Steve Fleishman - Wolfe Research - Analyst

Okay. Thank you.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Operator

Chris Turnure, JPMorgan.

Chris Turnure - JPMorgan - Analyst

Congrats on the deal, guys. I wanted to circle back and clarify the 6% to 8% earnings growth CAGR and the 5% to 7% dividend growth CAGR. I guess that’s through 2020. But did you say off of what base year that would be?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

That would be off our 2016 guidance range, Chris. Great Plains Energy.

Chris Turnure - JPMorgan - Analyst

Okay. Great. And then maybe you could walk us through the Kansas merger standards and maybe highlight any kind of considerations there we should be thinking about, especially any on the cap structure side that you might the looking into right now.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

We are just getting started from that perspective. But I don’t think we are uncomfortable knowing that we will be able to prove and show benefit to shareholders on the efficiencies that we can generate are easily, we think, provable to be sufficient to get approval from the commissioners. This makes a lot of common sense from both an efficiency perspective and a states perspective. Obviously we are — we’ve been in Kansas 100 years ourselves. So our ability together is pretty clear, I think. The actual standard is no detriment, and so we think by approving those efficiencies that we will be successful.

Chris Turnure - JPMorgan - Analyst

And remind us of the timeline on that.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

There’s a statutory 300-day timeline. So we will get our filings made as quickly as possible, probably in June or July at the latest, which puts us into kind of late spring 2017 for an order.

Chris Turnure - JPMorgan - Analyst

Okay. Assuming there’s no settlement.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Yes.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Chris Turnure - JPMorgan - Analyst

Great. Thank you very much.

Operator

Charles Fishman, Morningstar.

Charles Fishman - Morningstar - Analyst

On [technical difficulty] taxes, I believe last time you indicated as far as the cash tax exposure, it was way out there — like, 2024. I realize this is early in the process and there’s a lot of work to be done, especially on taxes, but roughly what does that do to your cash tax position?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Charles, we have talked about not being a cash taxpayer until 2024, as you indicated. We think with this transaction, to your point, it’s early on. But we think the transaction will likely escalate that two to three years, so we would be looking at 2021 to 2022 from a cash tax-paying perspective.

Charles Fishman - Morningstar - Analyst

Okay. So you’re still way out there on that.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It’s way out there, but the item in the mirror is getting closer.

Charles Fishman - Morningstar - Analyst

Okay. Then my second question — how exactly does this train change the transmission for having to [technical difficulty] Great Plains? Because obviously you did have a partner. Does that — do you exit that agreement going forward, or what exactly are your plans?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Transource is actually a competitive — national competitive platform that we are partial owner with AEP. So that wouldn’t change. Obviously, working with that entity we’ve gained transmission expertise. But the transmission here with Westar is not as competitive; it is more utility oriented. But doesn’t change our national platform with Transource; it will be complementary.

Charles Fishman - Morningstar - Analyst

Got it. Okay. Thank you very much.

Operator

Brian Chin, Merrill Lynch.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Brian Chin - BofA Merrill Lynch - Analyst

Most of my questions have been asked and answered, but just a clarification. In the press release you talk about the deal being EPS-neutral in the first full year of operations. Can we just specify which calendar year that is? Because the deal is supposed to close spring of 2017. That would seem to suggest the first full calendar year is 2018, but I just want to make sure I get the right years.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes, Brian, we are thinking 2018 there.

Brian Chin - BofA Merrill Lynch - Analyst

Okay, great. Thanks.

Operator

Paul Ridzon, KeyBanc.

Paul Ridzon - KeyBanc Capital Markets - Analyst

Congratulations. Could you quantify kind of what you are assuming as far as synergies when you tell us it will be accretive in its first full year or second full year?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes, Paul. This is Kevin. It’s early in the valuation period, so we are not going to get into specifics at this point. But what I would say, if you just look at the map, we believe the synergy opportunities to be sizable and significant.

Terry mentioned some of the categories that we are focused on: attrition, supply chain, generation flexibility and the traditional corporate redundancy. So we will be working diligently over the next several weeks and months as we get in place integration planning teams to kind of quantify that at a level where we have more conviction. And we certainly — when we can quantify it at a point where we can share it with you guys, we will certainly do so. But it’s a little too early to put a number out there right now.

Paul Ridzon - KeyBanc Capital Markets - Analyst

Okay. And then just give us a sense of what percentage of the $2.35 billion is going to be straight common versus mandatory converts.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

We are going to maintain flexibility. Obviously, we will respond to the market. So I’m not sure I would put a percentage on that at this point.

But, again, those are two distinct investor bases. And so we will respond to the market conditions at the time in which we look to execute.

I guess the only other thing I would mention is, as part of derisking our plan, we are not going to wait until right to deal-closing to issue that equity. So we will be mindful about managing risk as we work through now and close.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Paul Ridzon - KeyBanc Capital Markets - Analyst

Thank you.

Operator

Brian Russo, Ladenburg Thalmann.

Brian Russo - Ladenburg Thalmann - Analyst

Could you just maybe talk about the combined companies’ CapEx upside that helps with the rate-base growth and achieving the 6% to 8% EPS CAGR?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes. Certainly, the value of the transaction is increased rate-based growth. As we mentioned, Westar’s rate-base growth plan called for 4% to 5% growth. But it obviously provides a measure of diversification into not only Kansas, but into what we think are attractive transmission and removal opportunities. And you’ve seen the Westar teams pursue some of those opportunities.

So we expect our CapEx profile to look like the two companies on a standalone basis put together. We think there may be some efficiencies there in terms of looking at maybe some leveraging information technology resources. But from that perspective, I think we will have — we would have what you would expect from a Midwest utility in terms of a CapEx profile. But certainly more diversified and derisked from that perspective.

Brian Russo - Ladenburg Thalmann - Analyst

Okay. Great. And then just help us understand the 6% to 8% EPS CAGR versus the 5% to 7% dividend CAGR. Does that imply you are kind of the high end of that payout target initially?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes. As we move forward, certainly that 60% to 70% payout ratio range, we feel confident that we will deliver within that range. Likely, to your point, towards the higher end. But certainly something we would look at as we move forward.

Brian Russo - Ladenburg Thalmann - Analyst

Okay. And any background or details you can provide us regarding the whole merger transaction process. How did it start? I think Terry, you mentioned earlier that you, quote-unquote, won the bid. How competitive was this? If there’s any more details, or maybe you can give us a sense of when you might file the proxy.

Mark Ruelle - Westar Energy, Inc. - President and CEO

Brian, this is Mark. I’ll maybe address the first part of that, and I’ll let Terry address the second part. Obviously it was a competitive process, and it was a confidential process and remains that. But I will tell you it was — there was plenty of interest. And we were happy to select as the winner the person that provided good value for our shareholders, certainty of value for our shareholders, and the right commitments to our employees and our communities. And the fact that it just turned out to be putting the two large Kansas utilities together into a better company, we are just delighted with how that happened.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Brian Russo - Ladenburg Thalmann - Analyst

Okay. Thank you.

Mark Ruelle - Westar Energy, Inc. - President and CEO

In terms of the other questions, timing of the proxy.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Yes. Standard timing; we are off and running already, but probably have a vote in the next four or five months.

Operator

Ali Agha, SunTrust.

Ali Agha - SunTrust Robinson Humprey - Analyst

My first question — I just wanted to understand, make sure I’m following the math right on the earnings progression. As you are saying it’s neutral in 2018, presumably slightly diluted in 2017. But then the 6% to 8%, Kevin, if I heard you right, you are saying 2016 is the starting base. So if my math is right, you are talking double-digit growth 2019 and 2020 for us to hit 6% to 8% starting from 2016 and going to 2020. Am I doing that math right? Are we then looking at double-digit growth in 2019 and 2020 versus 2018?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Ali, that’s correct. Your math is spot-on.

Ali Agha - SunTrust Robinson Humprey - Analyst

Okay.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Ali, the other thing I’ll just remind you — and as part of the value transaction, if you remember on a standalone basis we have been talking about — and talking about for years that kind of step up in earnings that you see in our jurisdiction given the regulatory lag that we experienced in Missouri. So you have step-ups in rate case years and you experience significant lag in the years before rate cases.

And as we talked about on our standalone plan we work diligently to put forth a plan to file more frequent rate cases to kind of minimize that impact, but we are still expecting to see a bit step towards the out here of our plan. We think this combination certainly gives us more flexibility to smooth out that trajectory towards achieving that growth target.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Ali Agha - SunTrust Robinson Humprey - Analyst

Okay. But that would imply that the bulk of that growth is coming from you basically easing into your regulatory lag in Missouri, which is the big one, versus necessarily the combination here. Am I missing something there?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It’s a combination of managing lag, extracting value from the transaction and investing in attractive growth opportunities.

Ali Agha - SunTrust Robinson Humprey - Analyst

Okay. And then as far as synergies go, just on a big-picture level, have you assumed like a 50-50 sharing between what shareholders get, what ratepayers get, or 100% that you’re going to keep? Just to give us some sense of what you assumed big-picture here.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

What we found successful through the Aquila process was if you want to call it sharing— but giving back efficiencies as they occur is better done through rate case process. So rather than work on some sort of official sharing, when we file a rate case we drew everything up. So as we discussed, we have got rate cases that are going to be ongoing as this process goes. But then we will have other rate cases. Especially, as Kevin described, investment we plan to add in the rate base. Westar had a rate case that is tied around when investment they’ve announced.

When you do that, you get back all the synergies. But in-between those times, you are keeping synergies you generate. So that ability to give synergies back as you true up rate cases but also earn those in-between gives you basically sharing mechanism without the official designation or calculation. Hopefully in the long run what this does is reduce our levels of rate increases we do have to ask for.

Ali Agha - SunTrust Robinson Humprey - Analyst

Got it, make sense. And then the mandatory convert that has been set up with Ontario, can you give us the terms of that?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes. It’s a mandatory convertible preferred. It has 7.25% coupon or dividend with a 20% conversion premium at three years. That’s a three-year conversion point which would occur at closing.

Ali Agha - SunTrust Robinson Humprey - Analyst

Okay. And is that, Kevin, a good proxy to think about to the extent you put more mandatory converts out there? Are those good sort of terms to be using for modeling purposes?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I would describe that as terms that made sense for us as we are thinking about derisking our plan prior to the announcement as we work through a bid. We certainly would work to optimize that pricing as we access the public market.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Ali Agha - SunTrust Robinson Humprey - Analyst

Got it. Thank you.

Operator

Larry Long, JPMorgan.

Larry Long - JPMorgan - Analyst

When you talk about credit-neutral, does that apply to a rating standpoint as in you will maintain your initial rating? Or is it more binary from an investment-grade and high-yield standpoint?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It’s been both. Certainly we are working hard to maintain our credit rating, but investment-grade is the bar in which we all — utilities operate. So we are trying to maintain strong credit ratings. To hold in our current credit rating is part of that equation. Certainly at the utilities, that’s important.

Larry Long - JPMorgan - Analyst

Okay. And then you talk about the 13% to 14% FFO to debt. When I add the two companies together on a pro forma basis, I’m getting around 12%-ish range. So do you expect cost savings to drive the improvements to hit that low end of the 13% or 14% range?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I remind you, certainly to the extent we realize efficiencies, that would improve cash flow. But both companies, if you look at their standalone cash flow profiles, have improving cash flow profile coming out of a pretty significant environmental spin period. And so looking at a trailing pro forma is probably not the best proxy for the combined cash generation potential of the entities moving forward. So I’d keep that in mind as you are refining your model.

Larry Long - JPMorgan - Analyst

Okay. Thank you for that color. And then just last thing — in terms of overall leverage going forward and the amount of holding company debt versus total debt, are you guys comfortable with that level? Think it’s going to be north of 30%, 35%? So we can see additional (inaudible) between operating companies and the holding companies?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I think recent transactions reinforce that that’s probably likely. But we certainly are comfortable with the level of debt that’s contemplated by this transaction.

Larry Long - JPMorgan - Analyst

Okay. Thank you.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Operator

Mitchell Moss, Lord Abbett.

Mitchell Moss - Lord Abbett - Analyst

Just a follow-up in terms of [technical difficulty] question. You mentioned that you see your utilities at investment-grade. Given that holdco debt is going to be at, call it, 35%, 40%, and that could potentially lead to wider notching, should we also think that the holding company investment-grade — the opco investment grade is important. But is the holdco investment-grade rating important, or is that of less importance to you?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It’s certainly important at the investment-grade level. Although admittedly at the levels of holding company debt given Moody’s notching profile we may see a little bit of slippage at the holding company, but certainly wouldn’t accept any slippage below investment grade.

Mitchell Moss - Lord Abbett - Analyst

At the holding company as well.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Right.

Mitchell Moss - Lord Abbett - Analyst

Okay. So you still plan to maintain holding company investment-grade rating.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

There’s no doubt.

Mitchell Moss - Lord Abbett - Analyst

Okay. Thank you.

Operator

Felix Carmen, Visium Asset Management.

Ashar Khan - Visium Asset Management - Analyst

Hi, this is Ashar. First of all, congratulations, Mark. I wish there were more CEOs like you. You did a terrific job. And congratulations.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Mark Ruelle - Westar Energy, Inc. - President and CEO

On behalf of my team, thank you.

Ashar Khan - Visium Asset Management - Analyst

Terry, just going on to as we are trying to redo our numbers and everything, I’m assuming this transaction allows you to earn your allowed ROEs in those years.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Our Missouri operations hasn’t changed from that perspective. So we continue to try to improve upon our ability to earn our allowed returns in Missouri. Certainly the efficiencies over time as we create them will allow us to improve on that. But we continue to work and will continue to work on Missouri legal structure and regulatory structure to allow us to improve our earnings on our allowed return in the Missouri portion. If that answers your question.

Ashar Khan - Visium Asset Management - Analyst

If you can just remind us, you did mention — could you just remind us from now until I guess 2019 what are the rate cases that you plan to file and Westar plans to file so we can kind of keep that under tab. I know you mentioned in front, but could you just repeat the rate cases you plan to file and Westar plans to file in the next three years?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Sure. Remember that we — Missouri GMO, we already have a rate case on file. So that case is ongoing. We have also filed notice of a KCP&L general rate case in Missouri, to be filed later in the late summer this year. We also have a true-up case for primarily the La Cygne investment in the Kansas side, and Westar has the same kind of case this fall to true up the cost associated with that. And all those cases will continue as expected.

Ashar Khan - Visium Asset Management - Analyst

Okay. But what about later after that? To get to your accretion and all that, I know Westar plans to file a case in 2019 to get the (inaudible) investments in. Is that still the plan?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Yes, we would anticipate filing that case as appropriate when it’s ready to be filed. And I would say that from a KCP&L perspective, GMO and KCP&L both, we would continue to file general rate cases there as we saw a lag in allowed earnings on an ongoing basis. We don’t have a plan beyond the current one yet, but we would certainly file that if we saw earnings lag.

Ashar Khan - Visium Asset Management - Analyst

Okay. Fair point. And then can I just tell you — I guess this puts the Company in a nicer, bigger shape as kind of like achieving it. So kudos to you to get it done. But I’m just trying to think of it on a long-term basis because I guess as a difference in philosophy, Westar was much bigger than you with this transaction to get to size. But do you think the size which you have is a size which is you are comfortable with?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

First of all, I don’t think we’ve ever been a proponent of bigger is better just because you are bigger. Obviously there are opportunities to be bigger that may or may not produce the kind of efficiencies that this combination does. It’s the same thing with Aquila in the sense that it was something happening in our region; it made sense. This is the same thing. Again, when Westar started their process, it only made common sense that we should participate as we did, and we began to work. And, again, we do and know the company well and have partnered up before, so we understand and have a lot of confidence around the efficiencies we can generate, it made sense to continue to participate.

And in the end, we were comfortable with where we ended up with our bid, as with competitive process, not knowing whether we would win or not. But in fact, we were successful, and we are excited about that.

In terms of what the size of the Company is after that, we’ve got a lot of work to do to generate and deliver on efficiencies and shareholder returns after the close. Future things — we’ll watch as they go as we always do. But I am more concerned about delivering on this transaction and these efficiencies and shareholder returns than I am kind of the next stop yet.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Ashar, this is Kevin. I would just add, if you think about the fit to these companies, we have comparable customer basis, comparable rate base. If you look at our total footprint, we are very comparable from that perspective. Certainly with the transaction we look a little bit different, but it’s like looking in the mirror with these two companies. And we drove over to Westar’s Topeka headquarters this morning. There was a 58-mile drive; with Terry driving, that’s much less than an hour. But certainly that fit makes a lot of sense. I think as we echo Terry’s comments, the size thing is less of an issue for us.

Ashar Khan - Visium Asset Management - Analyst

Okay. And if I can just end up, I know Westar had an election from NextEra on this additional win, which they declined as part of the thing. Is there — do you plan to decline that option as well now as a combined Company?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

I don’t think we would have a different view of that currently. We will obviously as we work the transaction look into all the opportunities that are available. But no view on that otherwise yet.

Ashar Khan - Visium Asset Management - Analyst

I appreciate it. Congratulations to both teams.

Operator

Andy Levi, Avon Capital.

Andy Levi - Avon Capital - Analyst

How was your barbecue yesterday?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

A quiet Monday.

Andy Levi - Avon Capital - Analyst

Quiet Monday. Okay. Just I guess most of the questions have been answered. Just on the Ontario preferred, what is the interest rate on that? Did you guys say?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

7.25%.

Andy Levi - Avon Capital - Analyst

Okay. And what’s the tenure?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It converts in three years, so it will convert at closing.

Andy Levi - Avon Capital - Analyst

Okay, so three years.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I’m sorry. It converts three years after closing; let me clarify.

Andy Levi - Avon Capital - Analyst

Okay. And then just on the debt that you plan to issue, should we just assume for modeling purposes that it will have various different tenures — five, 10, 20, 30, whatever?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I think that’s right, Andy. Obviously we would look at tenures starting at the three-year range and have a balanced portfolio. I’ll admit we will have a bit of a bias on the shorter side of that, however, to maintain flexibility to pay down holding company debt as our credit profile improves. (multiple speakers) But if you had a balanced portfolio that wouldn’t be a bad place to start.

Andy Levi - Avon Capital - Analyst

Okay. But I guess at first what you are saying is a lot of it could be more on the short end.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Some of it.

Andy Levi - Avon Capital - Analyst

Got it. Okay. And one last question. I don’t remember if you talked about it on the call, but why does Missouri not have a role in this?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

It simply the law in Missouri that the acquisition of an operating utility company by a holding company is not subject to regulatory approval. So we will obviously be working with the Missouri commission. Obviously the efficiencies we generate will be for all customers including Missouri. But in terms of official approval, I think there’s been several acquisitions, not just in the recent past, where that approval wasn’t appropriate.

Andy Levi - Avon Capital - Analyst

Okay. I guess like this [technical difficulty] deal or something like that (multiple speakers).

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

That’s one example. Yes.

Andy Levi - Avon Capital - Analyst

That’s great. Thank you very much.

Operator

Michael Goldenberg, Luminus.

Michael Goldenberg - Luminus - Analyst

Congrats on the deal. I wanted to [technical difficulty] on the convert that you plan [technical difficulty] public. It’s thought to be similar to what you entered into Ontario - the same approximal size and [technical difficulty] target.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

We maintain flexibility on size, Michael. But certainly in terms of the characteristics of the structure would be very similar. And this is a structure different from the unit mandatory that has an equity purchase contract at an underlying debt instrument. This converts mandatorily to preferred equity in three years. So we would plan to use that same structure mindful of the credit treatment.

Michael Goldenberg - Luminus - Analyst

So just (inaudible) which one is treated differently from interest by [technical difficulty] and which ones — and as well as rating agency?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

The one we are utilizing is 100% equity credit, and the 7.25% is characterized as a dividend.

Michael Goldenberg - Luminus - Analyst

As far as (inaudible) (multiple speakers). There is 100% equity and 7.25% dividend that is treated as not as interest expense.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

That’s correct.

Michael Goldenberg - Luminus - Analyst

So [technical difficulty] it has a portion.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It does not. It would not.

Michael Goldenberg - Luminus - Analyst

So there is no hit on the income statement and there is no dilution to shares outstanding for three years?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

That’s correct.

Michael Goldenberg - Luminus - Analyst

Okay. And the ones you plan to issue to the public is (multiple speakers) —

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

We have plan to use a similar structure.

Michael Goldenberg - Luminus - Analyst

Okay. So, again, you would have no interest expense hit, and it would have no dilution for whatever I would say three years?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

When it converts, it would convert to common shares, at which point the dilution would be prevalent.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Michael Goldenberg - Luminus - Analyst

So — okay. So just so I understand, let’s say you issue a 750 and then another 750 to the public. When you say this is accretive and all that, but 2017, 2018, 2019, 2020, that means that up until 2021 there’s no (inaudible) $1.5 billion of additional shares on the income statement? (multiple speakers)

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Right. That’s correct.

Michael Goldenberg - Luminus - Analyst

Okay. So dilution is almost like you’re getting not free but from investments [technical difficulty] capital for period of three years. And there would be some dilution from that. Is that the right way to think about it? Hello?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes, that’s correct, Michael. I’m sorry.

Michael Goldenberg - Luminus - Analyst

Okay. And the rating agency is on Okay. Great. And the other thing is just rate cases. Do you think that you will be able to retain some of that synergies post-rate case? Maybe you can [technical difficulty] from your experiences with the [technical difficulty]. Have you been able to retain some, or do you think maybe things will be different? Or Kansas is different from Missouri in terms of that? Basically, will you be able to bring percentages to the table and get a higher earned ROE that way because you will be trading [technical difficulty]?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

So, again, think of it this way. Rather than necessarily try to calculate a savings over time and figure out an allocation and ask for a keep on our part, the natural way to do this that would make common sense is that when we file a rate case, all synergies or all efficiencies go back to customers. But the day after that rate case is over, we will continue to integrate and continue to create efficiencies. And we will hold onto those efficiencies until we file the next rate case.

And inherently what happened in the Aquila case is that we were keeping synergies for a period and giving back at certain times as well. And as a result we shared those synergies as they developed. But in the end, they all go back to customers. But during the period you’re developing them, you get to keep some. Does that make sense?

Michael Goldenberg - Luminus - Analyst

Got it, okay. Thank you.

Operator

Vedula Murti, CDP Capital.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Vedula Murti - CDP Capital - Analyst

Congratulations. I want to follow up on Greg Boyd (inaudible) question with various tech synergies. And particularly given that you have joint ownership with power plants and that type of thing, I’m wondering — you seem to imply that there are efficiencies that can be gathered by corporate combinations within places where we’d have to do an operation. I was wondering what — if you could give some examples of that because that would’ve figured that being partners or whatever (inaudible) coordinated supply-chain dispatch, all those types of things that we weren’t having two separate groups deciding different things for themselves to target various joint operations.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

There’s a couple of ways to look at it. Obviously, being a sole owner of a power plant or of power plants gives you the ability to see some synergies as opposed to a shared ownership.

But you’re right. We work well as partners. And where were to drive out cost, would’ve done that already. In addition, though, we are combining fleets. So we’re both in SPP. We both have to keep certain capacity and reserve margins available. And as a result, you put our fleets together and [technical difficulty] opportunities to optimize our fleets work within the SPP. And you can see that we might be able to operate differently and therefore drive out synergies or operate some plants less, puts us in a position where we would do so (inaudible) through ongoing operations as a fleet. Does that make sense?

Vedula Murti - CDP Capital - Analyst

Yes, I think I can appreciate that. I’m wondering, though, that in that scenario whether this is the bulk of those types of savings fuel-type related that basically simply gets (inaudible) or [technical difficulty] type things that have the ability, at least through rate cases [technical difficulty]?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Obviously, fuel would flow through, and that’s a benefit to our customers that we like. But we also would reduce O&M capital if we were to not operate and/or even stop operating the plant. Westar and we both have announced and are stopped operating at certain of our older and smaller [technical difficulty] units. And, again, where there’s opportunities to make changes there, it’s not just the people, it’s also the O&M capital that would go with those ongoing operations.

Vedula Murti - CDP Capital - Analyst

All right. Thank you very much.

Operator

John Alli, Castleton Investment Management.

John Alli - Castleton Investment Management - Analyst

My questions have been asked and answered. Thanks very much.

Operator

Mario Gabelli, Gabelli and Company.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Mario Gabelli - Gabelli & Co. - Analyst

My clients go back to the days when Hanes took it over from Witek, who then left us. They have a very low-cost tax basis, and I am patting them on the fanny for being so patient. Why did you sit — not offer more common stock to the shareholders as a part of your package? Was it a competitive process, 51 cash plus the collar? As opposed to saying, hey, you’ve got an election of getting more stock, so I’d have no taxes to pay for certain taxable accounts? And I’ll go over the mandatory exchangeable off-line with regards to what you do with the net income, because I just issued one myself a few years ago.

By the way, we wanted to be — remain shareholders of Great Plains, so that’s the other reason.

Mark Ruelle - Westar Energy, Inc. - President and CEO

Mario, this is Mark, and then I’ll turn it over to Terry. I remember that first meeting we had with you and Jim, and I’m glad that you have stayed a shareholder. It was a competitive process. It was very competitive process. And from the very beginning, one of the things that we said that we wanted was obviously to maximize value, to get the certainty of that value and then to take care of the things that can assure a straightforward path to closing. We recognize that each investor finds him or herself in a different spot. But we were pleased with the value and we were pleased with the composition of the value.

Mario Gabelli - Gabelli & Co. - Analyst

All right. I got it. You have to win the race. Thank you. It’s just an unfortunate thing people in real estate get a 1032 election, and those of us that have common stocks don’t have that deferral capability for certain taxable accounts. Have a great day. Congrats.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Thanks, Mario. This is Kevin. I’m going to use this as an opportunity to clarify the mandatory. It does reduce the impact of the income statement as a dividend that reduces earnings. It doesn’t come through as interest expense. So it’s consistent with what Mario remembered.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Thank you.

Operator

Sachin Shah, Albert Fried.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

We may have answered his question.

Sachin Shah - Albert Fried & Company - Analyst

Hello? Congratulations. Sorry about that. Congratulations on the deal. Good morning. I just wanted to find out — I think you mentioned earlier about Kansas City, and so I just want to understand the process. Because you mentioned in the filings in the presentation about 300 days. So just the timing on that. Do you expect it to take the distance of the 300 days?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

And also just because the way it’s kind of structured on the capital structure side, equity and debt, are you expecting any issues from Kansas City or, for that matter, any other regulators including FERC? I know you said that you expect a straightforward process, but sometimes capital structure can be an issue when it comes to deals. So just wanted to make sure that that’s not an issue as we move towards closing. Thank you.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Let me sure I hit all the points. The first is, again, we expect to file in June or July. It is a 300-day statutory period, which it is good to have a statutory time period. But as always we will work to come to some settlement or agreement on the transaction that might shorten that time period. Certainly have got other approvals to get as well. We have a shareholder vote. So there will be some time required even if we are able to do that.

And, again, I think we are very confident. And I think one of the reasons we may have won the bid process is we are very confident in our ability to close. We have strong relationships in Missouri and Kansas both. Again, the transaction makes common sense. It doesn’t — it’s not hard to explain why this will be a success, and that’s good for our regulatory relationships and our states as well. So, we are very confident in that. We think we will be able to get it done in both states.

Sachin Shah - Albert Fried & Company - Analyst

Okay. So, the leverage, you’ve obviously taken into And that’s not an issue while Kansas City reviews this and potentially in the FERC?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

When you say Kansas City, it’s the Missouri Public Service Commission and Kansas City Power and Light Company, but in the end what they will want to be sure of is that any leverage at the holdco doesn’t affect the rate charged by our operating company. That’s really what they are concerned about. And we will be very — we were able to show and very clearly that this doesn’t affect the capital structure cost of capital for our operating companies.

Sachin Shah - Albert Fried & Company - Analyst

Okay. And the same for FERC?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Yes.

Sachin Shah - Albert Fried & Company - Analyst

Perfect. Thank you. Congratulations.

Operator

Andy Levi, Avon Capital.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Andy Levi - Avon Capital - Analyst

Okay. I just want to make sure I understand all this. And I think everyone else does, too. On the convert and on the preferred — and the convert is going to be a straight convert, or is it going to be like a preferred type of convert? I just want to understand obviously whatever interest expense, whether it’s on the preferred side or the convert side, is going to be a hit to net income. Is that correct?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Right. It’s a mandatory convert. And I have a 7.25% dividend yield that will hit the income statement. So it will reduce cash flow, and then the shares will come in three years from issuance. So, three years.

Andy Levi - Avon Capital - Analyst

Okay. Can we just deal with one at a time? On the $750 million one, that’s a preferred. So that’s not going to be taxed. Right?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Right. That’s correct.

Andy Levi - Avon Capital - Analyst

So the interest expense on that, you don’t tax-effect. Whatever that amount (inaudible) being, I — let’s just say it’s $15. That’s going to come off as net income without any type of tax effect. Right?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

That’s right, Andy.

Andy Levi - Avon Capital - Analyst

Okay. Then you have another convert that you’re going to do to finance the deal as well. But that’s not going to be preferred. That’s just going to be a straight convert where the interest — that’s going to be preferred as well?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

No. There’s no others, but we are contemplating both common equity (multiple speakers) and structure as comparable to the OMERS structure as we move forward.

Andy Levi - Avon Capital - Analyst

Similar to that. Okay. So if you do decide to go down that road and do a portion of it similar to the 750, that will be treated the same way where whatever the interest expense is will come off of net income but won’t have a tax benefit to it. It will just be whatever the interest expense is. That’s what will take off the net income number. Is that correct?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

That’s right.

Andy Levi - Avon Capital - Analyst

Perfect. That clarifies it.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes, I jacked up the earlier answer.

Andy Levi - Avon Capital - Analyst

Okay. Thank you very much.

Operator

Paul Ridzon, KeyBanc.

Paul Ridzon - KeyBanc Capital Markets - Analyst

Just to follow up on that, on share count, the converts will not show up in the dilutive share count?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It will as conversion. So it will be three years from issuance that shares will show up in the share count.

Paul Ridzon - KeyBanc Capital Markets - Analyst

[technical difficulty] and not in the diluted shares.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

(multiple speakers).

Paul Ridzon - KeyBanc Capital Markets - Analyst

Regardless of what happens to the stock price there’s no — sometimes if the unit is in the money then it starts showing up in the share count?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

No. That differs from the other unit mandatory structure. This is different.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Paul Ridzon - KeyBanc Capital Markets - Analyst

Got it. Okay. Thank you very much.

Operator

Felix Carmen, Visium Asset Management.

Ashar Khan - Visium Asset Management - Analyst

I just wanted — this is Ashar again. I guess just (inaudible) confusion on this. I think you have clarified — so this is a pure preferred, which is the coupon is nontaxable. And it’s going to hit. But one thing which got a little bit confused in the answers — so when it converts, three years down the road, we have the extra shares. But the offset to it will be the 7.25% nontaxable coupon which will go away. Correct?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

That’s right.

Ashar Khan - Visium Asset Management - Analyst

Okay. And then I guess I don’t know whether you said it that way or not, we will see what the map is at that period of time. But it shouldn’t be that the deal becomes dilutive at that period of time or anything. Am I wrong or right?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

All those terms are consistent with our guidance around our expectation that it’s flat in 2018 and accretive going forward. That’s what you’re asking.

Ashar Khan - Visium Asset Management - Analyst

Okay. Okay. Fair point. Thank you.

Operator

Michael Goldenberg, Luminus.

Michael Goldenberg - Luminus - Analyst

I wanted to again understand on the convert. That being equity and all that, so the combined — the roughly $13 billion from value will be financed with about $4 billion of equity and $8 billion of debt assumed and issued. Is that correct?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Right. That’s correct.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Michael Goldenberg - Luminus - Analyst

Okay. So, the parent pro forma percent capitalization, what will that be?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

If you look at that consideration as including shares to Westar, it’s about a 50-50 permanent financing mix. We laid those details out on slide 7.

Michael Goldenberg - Luminus - Analyst

I understand. But doesn’t it — doesn’t seem that this excludes the assumed debt, like that finance itself — yes, that includes the purchasing of Westar equity. That doesn’t include the assumed debt (multiple speakers) Westar. So it’s not 50-50 if you would incorporate the assumed debt for Westar?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Right.

Michael Goldenberg - Luminus - Analyst

Okay. So what would be the overall parent percent capitalization afterwards?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Got it. It’s closer. I think someone did a calc earlier on the call. But it would be lower than 50-50, closer to that 40%-ish range if you include the assumed debt.

Michael Goldenberg - Luminus - Analyst

So, to be clear, when you’re going for rate case, if Missouri tends to look through the corporate structure to the parent and Kansas does not, is that how we should think about it?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

No. In the past, in the past we have basically maintained a capital structure at the holding company that looked like the operating companies because that’s the way it worked. That we were comfortable operating that way. That’s not the requirement. Ultimately, the law would be that it is the capital structure at the holding company. So from a [technical difficulty] both perspective it will be [technical difficulty] cap structure, which will look as it has. And this would be additional holdco debt which would cause its structure to look differently. They wouldn’t look through the utility to the holdco for rate (inaudible).

Michael Goldenberg - Luminus - Analyst

I remember Missouri had a history of doing that, back from Aquila days. Are you still saying that’s not a requirement? They just chose to do that, and made sure to do differently?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Since we have — since I have been there in the last 10 years, we basically use the same capital structure. It was a material difference, but that’s not necessarily the requirement.

Michael Goldenberg - Luminus - Analyst

Right, but you’re saying if it is different they would not look through it. So they no longer do it like they used to do it back in the Aquila days, or it’s just different?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Again, we believe precedent is pretty clear that it will not be the holdco structure. It will be the operating company structure.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Michael, I’ll just add that the other utilities in the state use utility capital structure for rate-making purposes. So it’s a long precedent. And even in our most recent GMO case we filed GMO’s using the GMO-specific cash structure.

Michael Goldenberg - Luminus - Analyst

And they let it go. Okay. Thank you.

Operator

Vedula Murti, CDP Capital.

Vedula Murti - CDP Capital - Analyst

This is a follow-up on the Ontario convertible FERC. Said it was a 7.25% and tax affecting. It’s basically the low line, so it hits the income statement during the three-year period. Correct?

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Correct.

Vedula Murti - CDP Capital - Analyst

If you do the math, that implies since we are a debt instrument, it should be — if you were to issue traditional debt, that would be taxable. We’re talking well north of 10% coupons. You end up at the same place.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Are you grossing that up for taxes?

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Vedula Murti - CDP Capital - Analyst

Yes.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It’s not taxes.

Vedula Murti - CDP Capital - Analyst

I know it isn’t. But if you have done a taxable debt instrument in lieu of this, this implies that the financing cost is north of 10%.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

We think about this more as an equity instrument, and that coupon feature gets us to the conversion of the preferred equity in three years. So it’s really this is lower equity. We can use this as an equity-like part of the financing mix.

Vedula Murti - CDP Capital - Analyst

If you hadn’t had this piece of this [technical difficulty] because I would suspect that would be able to issue $750 million debt at far less than 10% and particularly around [technical difficulty] shortened story.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Sure, but that would count as 100% debt from a credit perspective.

Vedula Murti - CDP Capital - Analyst

And that would be the flip-over in terms of being downgraded or whatever. It just strikes me as a very expensive form of equity right now versus whatever your common might be between years and meanwhile realizing benefits to the lower after-tax cost of debt (inaudible).

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

We think it’s market cost, but we also see it as derisking our ability to finance the transaction by locking it down early. Kevin said it’s for equity like, and there’s a cost associated with that. But with full equity credit, it makes sense.

Vedula Murti - CDP Capital - Analyst

Okay. And just one last clarification, mandatory convert uses different item. There — can you remind us how the debt (inaudible) whether that’s a below-the-line item or if that’s — or what (inaudible) tax looks like you get a tax benefit on that coupon? Or just remind me about the difference between the two instruments.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

I don’t remember that one specifically. I think that coupon was treated as But what we will do is to make sure this is clear. We will put together a summary of the two instruments and post them out to our website that you guys can have all the details to be able to model this accurately.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Vedula Murti - CDP Capital - Analyst

Fair enough. Thank you very much.

Operator

Ali Agha, SunTrust.

Ali Agha - SunTrust Robinson Humprey - Analyst

Thanks. Kevin, just closing the loop here. So on that mandatory convert, the 20% premium, if I recall right, that’s when it converts to equity. Is that price already locked in, or does the price — will be locked in at the time of conversion? How does that math work on the conversion?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes, that price is already locked in, Ali.

Ali Agha - SunTrust Robinson Humprey - Analyst

What is that price?

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

It was based on 30.91.

Ali Agha - SunTrust Robinson Humprey - Analyst

Okay. So the conversion will be at a 20% premium to 30.91.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Yes, I believe. I’ll confirm that. But in around that range.

Ali Agha - SunTrust Robinson Humprey - Analyst

Okay. And similarly, if you would issue more of this, that would be priced as whatever the stock price is at the time of this issue.

Kevin Bryant - Great Plains Energy Incorporated - SVP Finance and Strategy and CFO, Great Plains Energy and KCP&L

Right.

Ali Agha - SunTrust Robinson Humprey - Analyst

I got it. Thank you.

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MAY 31, 2016 / 02:00PM GMT, GXP - Great Plains Energy Inc Conference Call To Discuss Definitive Agreement To Acquire Westar Energy

Operator

That does conclude the Q&A session. I will now turn the call back over to Terry Bassham for closing remarks.

Terry Bassham - Great Plains Energy Incorporated - Chairman, President and CEO, Great Plains Energy and KCP&L

Thank you, everybody, for being on the call today. We one more time want to thank Mark and his team for the process, and we look forward to working with the team over the course of the next year of transition. And excited to put these two companies together. Also look forward to talking with our investors moving forward and answering any additional questions you may have. So thank you very much, and have a good day.

Operator

Thank you, ladies and gentlemen. That does conclude today’s conference. You may all disconnect, and everyone have a great day.

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Forward Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy Incorporated’s (“Great Plains Energy”) proposed acquisition of Westar Energy, Inc. (“Westar”), shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Kansas City Power & Light Company (“KCP&L”) are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of charge from Westar’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.